ETF SERIES SOLUTIONS

OPERATING EXPENSES LIMITATION AGREEMENT

    THIS OPERATING EXPENSES LIMITATION AGREEMENT (the “Agreement”) is effective as of the commencement of operations of the U.S. Global Sea to Sky Cargo ETF (the “Fund”) and by and between ETF SERIES SOLUTIONS, a Delaware statutory trust (the “Trust”), on behalf of the Fund, and U.S. GLOBAL INVESTORS, INC., the investment adviser of the Fund (the “Adviser”).

WITNESSETH:

    WHEREAS, the Adviser renders advice and services to the Fund pursuant to the terms and provisions of an Investment Advisory Agreement between the Trust and the Adviser dated February 19, 2015, as amended with respect to the Fund (the “Investment Advisory Agreement”); and

    WHEREAS, pursuant to the Investment Advisory Agreement, the Fund is responsible for, and has assumed the obligation for, payment of all expenses that have not been assumed by the Adviser thereunder; and

    WHEREAS, the Adviser desires to limit the Fund’s Operating Expenses (as that term is defined in Paragraph 2 of this Agreement) pursuant to the terms and provisions of this Agreement, and the Trust, on behalf of the Fund, desires to allow the Adviser to implement those limits;

    NOW THEREFORE, in consideration of the covenants and the mutual promises hereinafter set forth, the parties, intending to be legally bound hereby, mutually agree as follows:

1.Limit on Operating Expenses. The Adviser hereby agrees to limit the Fund’s Operating Expenses to an annual rate, expressed as a percentage of the Fund’s average annual net assets, to 0.60% of for the first $100 million in net assets and 0.70% for net assets greater than $100 million (together, the “Annual Limit”). In the event that the current Operating Expenses, as accrued each month, exceed the Fund’s Annual Limit, the Adviser will, on a monthly basis, waive its management fees in an amount equal to the excess expense or pay to the Fund such excess expense within 30 days of being notified that an excess expense payment is due.

2.Definition. For purposes of this Agreement, the term “Operating Expenses” is defined to include all expenses necessary or appropriate for the operation of the Fund, including the Adviser’s management fee detailed in the Investment Advisory Agreement, except for interest charges on any borrowings, taxes, brokerage commissions and other expenses incurred in placing orders for the purchase and sale of securities and other investment instruments, acquired fund fees and expenses, accrued deferred tax liability, extraordinary expenses, and distribution fees and expenses paid by the Fund under any distribution plan adopted pursuant to Rule 12b‑1 under the Investment Company Act of 1940.

3.Reimbursement of Fees and Expenses. Subject to review by the Board of Trustees of the Trust, the Adviser has the right to receive reimbursement of any management fee waivers or excess expense payments paid by it pursuant to this Agreement for a three-year period from the end of the month of such waiver or expense payment to the extent that such reimbursement would not cause the Operating Expenses for the applicable period to be higher than the Annual Limit in effect at the time of the reimbursement or the time of such waiver or expense payment, whichever is less.

4.Term. This Agreement shall become effective on the date specified herein and shall remain in effect for a period of not less than one year (the “Initial Term”), unless sooner terminated as provided in Paragraph 5 of this Agreement. This Agreement shall automatically renew for successive one-year periods (each, a “Subsequent Term”) unless terminated as provided in Paragraph 5 of this Agreement.

5.Termination. This Agreement may be terminated at any time, and without payment of any penalty, by the Board of Trustees of the Trust, on behalf of the Fund, upon sixty (60) days’ written notice to the Adviser. This Agreement may be terminated by the Adviser at the end of the Initial Term or end of any Subsequent Term upon sixty (60) days’ written notice to the Trust prior to the end of such Initial Term or Subsequent Term. This Agreement will automatically terminate if the Investment Advisory Agreement for the Fund is terminated, with such termination effective upon the effective date of the Investment Advisory Agreement’s termination for the Fund.

6.Assignment. This Agreement and all rights and obligations hereunder may not be assigned without the written consent of the other party.

7.Severability. If any provision of this Agreement shall be held or made invalid by a court decision, statute or rule, or shall be otherwise rendered invalid, the remainder of this Agreement shall not be affected thereby.

8.Governing Law. This Agreement shall be governed by, and construed in accordance with, the laws of the State of Delaware without giving effect to the conflict of laws principles thereof, provided that nothing herein shall be construed to preempt, or to be inconsistent with, any federal law, regulation or rule, including the Investment Company Act of 1940, as amended and the Investment Advisers Act of 1940, as amended and any rules and regulations promulgated thereunder.

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed and attested by their duly authorized officers, all on the day and year first above written.

ETF SERIES SOLUTIONS	U.S. GLOBAL INVESTORS, INC.
on behalf of the Fund

By: _/s/ Michael D. Barolsky __________	By: /s/ Frank E. Holmes_________________

Name: Michael D. Barolsky___________	Name: Frank E. Holmes_________________

Title: Vice President_________________	Title: CEO & CIO __________

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